Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On June 23, 2014, Integrys Energy Group, Inc. (“Integrys”) provided Employee Frequently Asked Questions about the proposed acquisition of Integrys by Wisconsin Energy Corporation to its management and employees.  A copy of this document, which was posted by Integrys on its internal intranet site, follows:

Employee FAQ

1.	Why is Integrys combining with Wisconsin Energy?
We believe the combination with Wisconsin Energy provides a unique opportunity to build on Integrys’ strong platform to deliver additional benefits to customers, offer more diverse opportunities for employees, and create value for our shareholders.  By joining forces with Wisconsin Energy, we will be well positioned to take our successful operations and energy delivery programs to the next level – with a continued commitment to accelerated investment in our territories – while also continuing to support the communities we serve.  For our shareholders, the transaction will provide significant immediate value and the opportunity to participate in the upside potential of the combined organization.  Together, we are creating a larger, more diverse Midwest electric and gas delivery company with the operational expertise, scale and financial resources to meet the region’s future energy needs.

2.	Who is Wisconsin Energy Corporation?
Based in Milwaukee, Wisconsin Energy has been in the utility business for more than 120 years, with predecessor companies that also date back to the late 1800s.  Today, they are Wisconsin’s largest electric and gas distribution company with approximately 2.2 million metered customers, and like Integrys, they are committed to operational excellence, their people and the communities they serve.

3.	What does this announcement mean for me?
This combination is more about long-term growth and building on the successful operations of both companies and less about cost cutting.  Accordingly, there will be little change in the way our field and energy delivery teams carry out their daily responsibilities.  That said, we recognize that some people in our corporate and shared services teams may be affected in the future, but it is far too early to speculate about how needs will change.  Just like us, Wisconsin Energy’s primary focus is on safe, reliable and efficient operations and service to its customers, and when there has been a need to reduce staffing, Wisconsin Energy’s strong preference is to use attrition, retirements and voluntary severance as the path to achieve the needed results.

It’s important to note that we are in the early days.  Today’s announcement is just the first step in the process, and the transaction is not expected to close until the summer of 2015.  Until then, it should be business as usual at Integrys.

4.	Why is combining with Wisconsin Energy good for our employees?
As you know, we compete every day to attract – and retain – top-tier talent and being part of a larger, stronger company will deliver long-term opportunities for our employees.  This includes working for a more diverse electric and gas company that has greater scale, the ability to collaborate with – and learn from – a larger set of teammates that share a commitment to operational excellence and access to a wider range professional development opportunities that a bigger company can offer.

5.	Should I anticipate layoffs?
For our field and energy delivery teams, there will be little change in the way they carry out their daily responsibilities.  While some people in our corporate and shared services teams may be affected in the future, it is far too early to speculate about how needs will change.  Just like us, Wisconsin Energy’s primary focus is on safe, reliable and efficient operations and service to its customers, and when there has been a need to reduce staffing, Wisconsin Energy’s strong preference is to use attrition, retirements and voluntary severance as the path to achieve the needed results.

We are committed to updating our employees as we work to complete the transaction.  Also, it’s important to note that we are in the early days.  Today’s announcement is just the first step in the process, and the transaction is not expected to close until the summer of 2015.  Until then, it should be business as usual at Integrys.

6.	Will the name of the Company change? What about regulated utilities?
After the close of the transaction, the combined company will be named WEC Energy Group, Inc.  Our operating utilities will continue to operate under the same brands.

7.	Will my compensation or benefits change?
Today’s announcement is just the first step in the process, and the transaction is not expected to close until the summer of 2015.  There will be no changes prior to closing – and after closing, there will be a one-year compensation and benefit continuation pledge.

8.	What unions represent Wisconsin Energy?
Approximately 2,800 Wisconsin Energy employees are represented by five bargaining units.  The largest are the International Brotherhood of Electrical Workers (Local 2150) with approximately 1,800 employees and the International Union of Operating Engineers (Local 420) with approximately 500 employees.

9.	Will Wisconsin Energy honor our existing union agreements?
Yes.  Wisconsin Energy will honor all existing labor agreements with Integrys’ unions.

10.	What does this mean for our local communities?
We believe the combination will build on our strong energy delivery and customer service foundation.  Utilities are capital intensive businesses, meaning scale – both operational and financial – is critically important.  By joining forces with Wisconsin Energy, we will be a larger, stronger company that will have an enhanced financial profile and be able to take advantage of efficiencies of scale and other cost management best practices to mitigate the rate pressures of our infrastructure investments.  Stable rates and increased reliability clearly benefit our residential customers, but these also are important factors when companies are making decisions on where to build their new facility or expand their existing operations.  In short, a stronger local utility company increases our region’s ability to compete for and retain businesses and the jobs they create.

Importantly, we will also maintain our historic levels of charitable contributions and community involvement.  Giving back to our communities is core to who we are and our commitment is not going to change.  In addition, we will be able to combine our shared commitment to supplier diversity to identify opportunities to increase procurement from minority, women-owned, veteran-owned and service disabled-owned businesses.

11.	What should I do if someone outside the Company contacts me about the deal?
If you are contacted by the media or other outside parties regarding the transaction, please direct them to our media hotline at 1-800-977-2250.

Additional Information and Where to Find It

The proposed merger transaction involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger transaction, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger transaction may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014.  You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.